                                                                       Exhibit 8

By Agnes C. Kim jointly and severally with James J. Kim

Shares received,  pursuant to the Merger Agreement, in exchange for 60 shares of
EB common stock,  which Agnes C. Kim owned  jointly and severally  with James J.
Kim.  Agnes C. Kim is the spouse of James J. Kim and the mother of Susan Y. Kim,
John T. Kim and David D. Kim.  Agnes Kim owns the  reported  shares  jointly and severally with James J. Kim.